EXHIBIT 23.4
Consent of Independent Auditors
The Board of Directors, EndX Limited
We consent to the incorporation by reference in this Registration Statement on Form S-3 of Mikohn Gaming Corporation filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, of our report dated September 28, 2005, with respect to the consolidated balance sheets of EndX Limited as of September 30, 2003 and November 28, 2003, and the related consolidated profit and loss accounts, consolidated cash flow statements, statements of total recognised gains and losses, and reconciliations of movements in shareholders’ funds for the year ended September 30, 2003 and the 59 day period ended November 28, 2003, which are included in the current report of Mikohn Gaming Corporation on Form 8-K dated September 28, 2005.
/s/ KPMG LLP
KPMG LLP
Manchester, England
November 3, 2005